SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Monthly Return of Equity Issuer on Movements in Securities for the month ended February 28, 2009 submitted by the Registrant on March 4, 2009 for publication by The Stock Exchange of Hong Kong Limited.

1.2	Announcement dated March 4, 2009 relating to the Registrant’s audited results for the financial year ended December 31, 2008.

1.3	Announcement dated March 4, 2009 relating to the Registrant’s key performance indicators for the quarter ended December 31, 2008.

1.4	Joint announcement dated March 4, 2009 of the Registrant and Hutchison Whampoa Limited relating to the proposed spin-off and listing of shares of Hutchison Telecommunications Hong Kong Holdings Limited and conditional interim dividend payment by the Registrant.

1.5	Press Release dated March 4, 2009 relating to the Registrant’s results for the financial year ended December 31, 2008 and key performance indicators for the quarter ended December 31, 2008.

1.6

Press Release dated March 4, 2009 relating to the proposed spin-off and listing of shares of Hutchison Telecommunications Hong Kong Holdings Limited and conditional interim dividend payment by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy):	28/2/2009

To: Hong Kong Exchanges and Clearing Limited

Name of Issuer	Hutchison Telecommunications International Limited
Date Submitted	4 March 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code:	2332	Description:	Ordinary Share

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	10,000,000,000	0.25	2,500,000,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	10,000,000,000	0.25	2,500,000,000

(2) Stock code:	N/A	Description:	N/A

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	N/A	Description :	Preference Share

	No. of preference shares	Par value (US$)	Authorised share capital (US$)
Balance at close of preceding month	1,000,000	0.01	10,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	1,000,000	0.01	10,000

3. Other Classes of Shares

Stock code :	N/A	Description :	N/A

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

Total authorised share capital at the end of the month (State currency) :	Ordinary Shares: HK$2,500,000,000 Preference Shares: US$10,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No. of preference	No. of other classes
	(1)	(2)	shares	of shares
Balance at close of preceding month	4,814,346,208	N/A	NIL	N/A

Increase/ (decrease) during the month	NIL	N/A	NIL	N/A

Balance at close of the month	4,814,346,208	N/A	NIL	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares	Movement during the month				No. of new shares of issuer issued during the month pursuant	No. of new shares of issuer which may be issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1. Share

Option

Scheme

approved on

19/5/2005

Ordinary shares	NIL	NIL	NIL	NIL	NIL	4,383,334

(Note 1)

2. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)

3. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)
			Total A. (Ordinary shares)		NIL

			(Preference shares)		N/A

			(Other class)		N/A

Total funds raised during the month from exercise of options (State currency)			NIL

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B.	(Ordinary shares)	N/A
			(Preference shares)		N/A
			(Other class)		N/A

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

		Total C. (Ordinary shares)			N/A

		(Preference shares)			N/A

		(Other class)			N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )

	shares (Note 1)	N/A	N/A

2.	N/A

( / / )

	shares (Note 1)	N/A	N/A

3.	N/A

( / / )

	shares (Note 1)	N/A	N/A

	Total D. (Ordinary shares)	N/A

	(Preference shares)	N/A

	(Other class)	N/A

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
				Class of shares issuable (Note 1)	N/A
5. Scrip dividend	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares repurchased (Note 1)	N/A

6. Repurchase of shares				Cancellation date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares redeemed (Note 1)	N/A
7. Redemption of shares				Redemption date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares issuable (Note 1)	N/A

8. Consideration issue	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

Total E. (Ordinary shares)						N/A

(Preference shares)						N/A

(Other class)						N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):					(1)	NIL

					(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):						NIL

Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):						N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	Edith Shih

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008

HIGHLIGHTS

	2007 HK$ millions		2008 HK$ millions		Change %
Turnover		20,401		23,725	+16.3%

Operating profit /(loss)		(2,819)		4,060

Profit/(Loss) for the year from continuing operations		(2,726)		2,919

Profit from discontinued operations		70,502		—

Profit for the year		67,776		2,919

Profit attributable to equity holders of the Company		66,884		1,883

Basic earnings per share attributable to equity holders of the Company	HK$	14.01	HK$	0.39

•	Group mobile customer base grew 27.7% to 12.1 million

•	Indonesian operation customer base rose to 4.5 million

•	Turnover increased 16.3% to HK$23,725 million

•	EBITDA up 16.8% to HK$6,138 million

•	Operating profit increased to HK$4,060 million

•	Profit for the year of HK$2,919 million, with earnings per share HK$0.39

•	Special cash dividend of HK$7 per share paid on 2 December 2008

1

CHAIRMAN’S STATEMENT

2008 was a year of ongoing investment in our start-up operations underpinned by strong financial performance from our established operations.

Our operations in Hong Kong and Israel reported strong and sustained results for 2008 with significant development in the 3G segment. Hong Kong mobile and fixed-lined businesses on a combined basis delivered double digit growth in turnover, earnings before interest, tax, depreciation and amortisation (“EBITDA”) and operating profit for the second consecutive year. During the year we acquired NEC Corporation’s 5% interest in our 2G and 3G businesses in Hong Kong and Macau, thereby increasing our stake in these businesses from 70.9% to 75.9%. The successful launch of iPhone 3G in Hong Kong and Macau by us and the very large increase in the mobile data usage of these customers underscored the significant opportunity for future revenue growth provided by these devices. Our successful bid, in January 2009, for Broadband Wireless Access radio spectrum, through a jointly-controlled entity, will further enhance mobile data usage as it allows the provision of a variety of advanced high-speed multimedia services through implementation of Long Term Evolution technology.

Our Israeli operation, Partner Communications Company Ltd. (“Partner Communications”), performed very well during the year. They increased their 3G customer base by over 50%, to almost one million by the end of 2008. EBITDA surged 30%, and as a percentage of turnover increased more than three percentage points. These results were exceptional in such a mature and highly penetrated market.

Our Indonesian operation also met all its operational targets in 2008. We increased the size of our network by more than one and a half times and ended the year with over 6,300 on-air base stations. We also extended coverage to Kalimantan and Sulawesi during the year and our network now covers over 67% of the total Indonesian population and all the major cities. Against a backdrop of intense competition we maintained growth momentum and added more than 2.4 million customers during the year, and all the key performance indicators of the operation, including Average Revenue Per User and Average Revenue Per Minute, were on an upward trend as we exited 2008.

In Vietnam we worked closely with our partner, Hanoi Telecommunications Joint Stock Company, to prepare for the launch of our new GSM services in the first quarter of 2009. Existing CDMA customers were temporarily migrated to a third-party network; we completed the GSM vendor’s tender and commenced the rollout of the new GSM equipment over the existing CDMA footprint.

On 11 July 2008 we completed the sale of our indirect interests in the Ghana operation and recorded a gain on disposal of HK$298 million.

The Directors on 12 November 2008 declared a special cash dividend of HK$7 per share, or HK$33.7 billion in total, which was paid on 2 December 2008. The Board believed that with the lack of suitable new acquisition opportunities the most effective use of the substantial cash reserves was to return the majority to our shareholders. Together with the special cash dividend distributed in July 2007, we have returned a total of HK$13.75 per share, or a total of HK$65.9 billion, to our shareholders. This reflects a return of more than twofold to the share price at our initial public offering in 2004.

2

Results

The Group’s profit from continuing operations attributable to equity holders for the year was HK$1,883 million, compared to a loss from continuing operations attributable to equity holders last year of HK$3,147 million. This represented HK$0.39 in basic earnings per share, compared to HK$0.66 loss per share in 2007.

Dividends

During the year the Company paid a special cash dividend of HK$7 per share, totalling approximately HK$33.7 billion. The Board did not recommend a final dividend for the year ended 31 December 2008.

On 4 March 2009, the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and Hutchison Whampoa Limited; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operate the Company’s mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. This conditional interim dividend in specie was approved after the balance sheet date and has not been recognised as a liability at the balance sheet date.

Operations

Group Review

Financial results for the year ended 31 December 2008

The Group delivered double-digit turnover growth for the second consecutive year, with turnover up 16.3% year-on-year to HK$23,725 million compared to HK$20,401 million in 2007, mainly due to the increase in mobile services revenue from our Hong Kong and Israeli operations. Excluding customers in Ghana and Vietnam in 2007, our total customer base grew 27.7% year-on-year to 12.1 million, primarily from the strong customer growth in our Indonesian operation. Turnover of our fixed-line operation in Hong Kong also increased 10.6% year-on-year with encouraging growth in the international and carrier business and corporate and business market.

EBITDA increased 16.8% to HK$6,138 million compared to HK$5,253 million last year. This came from the strong revenue growth of our established operations, offset partly by the increased expenses incurred from the network expansion in Indonesia and GSM network rollout in Vietnam. As a percentage to turnover, the EBITDA margin in 2008 was 25.9% compared to 25.7% last year.

3

Operating profit from continuing operations was HK$4,060 million compared to an operating loss of HK$2,819 million in 2007. This reflected several one-off items recorded in our 2008 results including a profit of HK$1,421 million on the sale of 2,248 base station towers, and other income of HK$731 million related to a network supplier’s compensation in the form of credit vouchers in our Indonesian operation. We also recorded a profit of HK$298 million on disposal of our indirect interests in the Ghana operation. The significant improvement in operating profit was also due to the inclusion of a one-off impairment charge in 2007 of HK$3,854 million related to our Thailand operation. Excluding the above one-off items, the accelerated depreciation charges in our Israeli and Vietnamese operations and a non-cash exchange loss arising from the payment of the special cash dividend in 2008, like-for-like operating profit would have been HK$2,092 million compared to HK$1,621 million last year, with the improved operating profits from Israel, Hong Kong and Thailand offset by increased losses from Indonesia and Sri Lanka.

The treasury operation generated interest income of HK$880 million, a decrease of 43.4% compared to HK$1,555 million in 2007, mainly due to the reduction of deposit rates during the year as well as a significant drop in the cash balance at the beginning of December 2008 on the payment of a special dividend of HK$33.7 billion. As a result the Group incurred a net interest expense of HK$256 million compared to a net interest income of HK$284 million in 2007.

Profit before tax for the year was HK$3,793 million compared to a loss of HK$2,535 million in 2007. After tax, the profit from continuing operations was HK$2,919 million compared to a loss of HK$2,726 million in 2007.

4

Operations Review

Hong Kong and Macau

The combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$8,069 million, an increase of 11.9% compared to 2007. EBITDA was also up 10.7% at HK$2,742 million in 2008 with an EBITDA margin of 34.0%.

Hong Kong and Macau Mobile

Turnover increased 12.6% to HK$5,376 million compared to HK$4,775 million in 2007 driven mainly by the growth in customers with 275,000 net additions during the year. The non-voice portion of mobile telecommunications services revenue recorded a year-on-year growth of 34.0%. This reflected the high data usage of our 3G customer base which increased 24.2% to over 1.3 million at the end of the year.

EBITDA for the year was HK$1,757 million, an increase of 11.8% compared to HK$1,572 million in 2007. The EBITDA margin was comparable to last year at 32.7%, and reflected the continuing focus on operational cost control.

Operating profit for the year fell slightly to HK$432 million compared to HK$447 million in 2007. This was mainly due to marginally higher amortisation on capitalised customer acquisition and retention costs in the year.

Hong Kong Fixed-line

Turnover increased 10.6% to HK$2,693 million compared with HK$2,436 million in 2007, attributable mainly to growth in the international and carrier market, and in the corporate and business market.

The revenue of international and carrier business grew year-on-year by 24.8% and was fueled by both data and IDD services. Growth in the carrier data business was driven mainly by the increase in bandwidth demand in our newly developed Asian markets.

With our extensive fibre-to-the-building network we were able to maintain a strong foothold in the data and internet businesses for banking, finance and public sectors and continued to record good revenue growth in our corporate and business market with a 11.3% yearly increase.

EBITDA for the year increased 9.0% to HK$985 million compared with HK$904 million in 2007 and reflected a margin of 36.6% which was in line with 2007.

Our fixed-line operation recorded a 37.2% increase in operating profit to HK$332 million compared with HK$242 million in 2007, largely reflecting the growth in turnover and a slight decrease in depreciation and amortisation charges compared to last year.

In 2008 capital expenditure on fixed assets was HK$487 million, an increase of 5.2% compared to 2007.

5

Israel

2008 was another profitable year for Partner Communications.

Partner Communications is one of the largest mobile telecommunications operators and a leading 3G services provider in Israel. Their customer base was approximately 2.9 million at year end, and 3G customers increased 50.2% year-on-year to 951,000. During the year, Partner Communications diversified its service portfolio with a view to generating new revenue streams for the business. It announced the soft launch of non-cellular business lines, including internet provision services, home Wi-Fi networks, fixed telephony through voice over broadband technology and multimedia entertainment services.

Turnover growth benefited from the favourable currency exchange movements of the New Israeli Shekel (“NIS”) against the Hong Kong Dollar and increased 18.6% to HK$13,813 million compared to HK$11,650 million in 2007.

EBITDA increased 30.0% to HK$4,895 million compared to HK$3,765 million in 2007 and the margin improved significantly to 35.4% compared to 32.3% in 2007, mainly due to the increase in 3G revenue growth and profitability. Excluding mobile telecommunications product business such as handsets and accessories the underlying EBITDA margin from mobile telecommunications services was 39.4%.

Operating profit increased 35.6% to HK$2,980 million compared to HK$2,197 million in 2007. This is after an accelerated depreciation charge of HK$162 million in 2008 related to equipment to be replaced under an agreement entered into with LM Ericsson Israel Ltd in December 2007.

Capital expenditure on fixed assets increased 20.9% to HK$1,191 million from HK$985 million in 2007, and reflected both the continued investment in 3G equipment and the appreciation of the NIS against the Hong Kong Dollar.

Indonesia

It was a year of good progress for our Indonesian operation. In its second year of operation and despite a very challenging competitive environment, our customer base doubled to more than 4.5 million as a result of aggressive expansion into new areas and continued strong application of the “3” brand.

Network rollout was expedited by site sharing with other operators, and we ended the year with over 6,300 base stations on-air and with coverage extended to Kalimantan and Sulawesi.

During the year, we transferred a total of 2,248 towers to PT Profesional Telekomunikasi Indonesia (“Protelindo”) and received aggregate proceeds of HK$2,373 million.

6

Turnover increased 169.2% over the prior year to HK$315 million mainly due to the increase in customer numbers. Loss before interest, taxation, depreciation and amortisation (“LBITDA”) for the year was HK$1,003 million, compared to HK$475 million in 2007, due primarily to the increase in costs related to the network and sales and distribution as a result of the expanded coverage and increased sales activities. Depreciation and amortisation also increased 124.5% to HK$339 million compared to HK$151 million in 2007, which not only reflected the additional capital expenditure but also the depreciation charge being recorded for the full year 2008, with only a pro-rata charge recorded in 2007.

During the year, two major one-time gains totalling HK$2,152 million were recognised resulting in an operating profit of HK$810 million. These included the tower disposal gain of HK$1,421 million and other income of HK$731 million. If the one-time gains from these two transactions were excluded, the Group’s Indonesian operation would have reported an operating loss of HK$1,342 million compared to HK$626 million last year.

Capital expenditure on fixed assets in 2008 was HK$1,544 million, compared to HK$1,794 million in 2007. The decrease in capital expenditure was mainly due to the timing in recording some of the fixed assets, and the introduction of leased sites in our network rollout strategy which led to some savings in capital expenditures on site acquisition and construction.

Part of the proceeds from the tower sales was used to make repayments under the existing vendor financing facility. The outstanding balance at the end of the year was reduced to HK$948 million compared to HK$1,807 million at the end of 2007. Shareholder funding at the end of the year was HK$3,212 million of which the Group’s contribution was HK$2,272 million.

Vietnam

In March 2008, the Group was granted an Investment Certificate from The People’s Committee of Hanoi City, that permitted conversion of the CDMA network to GSM with a renewed operating period of a further 15 years.

In preparing for the launch of GSM services, the operation stopped recruiting new customers in the first half of 2008 and completed the migration of its existing customers to a third-party network by the end of June 2008. As a result of the shutdown of the CDMA network, turnover decreased 55.0% to HK$18 million compared to HK$40 million in 2007 and LBITDA increased 27.2% to HK$290 million compared to HK$228 million in 2007. The operating loss was HK$520 million compared to HK$279 million in 2007, and reflected the full year charge of depreciation and amortisation in 2008, the accelerated depreciation on the non-reusable CDMA equipment and capitalised expenses amounting to HK$167 million, and increased costs related to the commencement of the GSM project.

We plan to launch GSM services in the first quarter of 2009, under the new brand name “Vietnamobile”.

7

Sri Lanka

Turnover decreased 15.3% to HK$160 million from HK$189 million in 2007, mainly due to the ongoing intensity of competition in the market, and some decline in customer usage as economic conditions continued to deteriorate.

EBITDA decreased 60.2% to HK$37 million from HK$93 million in 2007 mainly due to an increase in regulatory charges and higher network costs with a more than 50% increase in coverage to 600 sites on-air by year end.

In 2008, we tightened our policy on the recognition of prepaid customers, which brought us in line with the current requirements of the Sri Lankan government. This resulted in a write down of our customer base in the third quarter by 229,000 although this adjustment had no impact on the financial results and cashflow of the Sri Lankan operation.

Thailand

Turnover increased to HK$1,192 million compared to HK$973 million in 2007 driven mainly by the increase in the customer base to 1.1 million from 978,000 at the end of 2007.

EBITDA was HK$81 million compared with a LBITDA of HK$14 million in 2007. The turnaround in EBITDA was due primarily to the higher turnover recorded in 2008. Operating profit was HK$80 million compared to the operating loss of HK$4,462 million in 2007, mainly due to the impairment charge of HK$3,854 million taken last year on non-current assets.

Capital expenditure was HK$34 million compared to HK$41 million last year. The Thailand operation achieved the Group’s target of having its EBITDA cover capital expenditure for the year 2008.

During the second half of 2008, treasury closed out the remaining US$625 million forward foreign exchange contracts. These contracts committed the Group to sell Thai Baht and buy US Dollar at pre-agreed rates. The Group entered into these contracts to fulfill local exchange controls when it injected additional funding into Thailand for repayment of its outstanding external debts in 2007. The Group recognised a loss of HK$20 million in its profit and loss account in respect of these transactions.

Ghana

In the second half of 2008, the Group completed the sale of its indirect interests in the Ghana operation for a cash consideration of HK$583.5 million before costs and expenses and recorded a gain on disposal of approximately HK$298 million. Up to the completion of the sales on 11 July 2008, Ghana recorded an operating loss of HK$13 million in 2008.

8

OUTLOOK

In 2008, the Group reported encouraging results with substantial growth in its established businesses and good progress in network rollout in its emerging market operations. We achieved strong growth in EBITDA and operating profits in Hong Kong and Israel with a total 3G customer base over 2.3 million today, a network with over 67% population coverage in Indonesia and more than 4.5 million customers, and significant progress made in preparation for the launch of our new GSM service in Vietnam in the first quarter 2009.

Looking ahead in 2009, we expect that the businesses will continue to perform well, subject to the uncertainties of the global economy. Our Hong Kong and Israeli operations will continue to strengthen their leadership in the 3G segment. Our successful bid in conjunction with Hong Kong Telecommunications (HKT) Limited for Broadband Wireless Access radio spectrum in Hong Kong will allow new and enhanced content and services to be made available to our customers in the future. We also expect to see further synergies generated through fixed-mobile convergence initiatives between our Hong Kong fixed-line and mobile business in the coming years.

We will continue to invest in the Indonesia and Vietnam markets in 2009 and target to increase the size of our networks in Indonesia to over 9,000 base stations by the end of the year and over 5,000 in Vietnam within the first twelve months of the launch. As our Indonesian network footprint expands, we expect to see continued and strong growth in existing service areas in Java and Sumatra and expanded market share in new areas in Kalimantan and Sulawesi.

In view of the above development, we anticipate the Group’s capital expenditure in 2009, excluding Hong Kong and Macau operations to be approximately HK$7 billion the majority of which is earmarked for Indonesia and Vietnam.

I would like to thank the Board of Directors and all the Group’s employees for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 4 March 2009

9

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		For the year ended 31 December
	Note	2007		2008		2008
		HK$ millions		HK$ millions		US$ millions
						(Note 11)
Continuing operations:
Turnover	3		20,401		23,725		3,061
Cost of inventories sold			(2,671)		(2,785)		(359)
Staff costs			(2,295)		(2,511)		(324)
Depreciation and amortisation			(4,226)		(4,531)		(585)
Other operating expenses			(10,182)		(12,291)		(1,586)
Impairment charge for Thailand segment			(3,854)		—		—
Profit on disposal of investments and others, net	5		8		2,453		317

Operating (loss)/profit			(2,819)		4,060		524
Interest income			1,619		1,074		139
Interest and other finance costs			(1,335)		(1,330)		(172)
Share of results after tax of jointly-controlled entities			—		(11)		(1)

(Loss)/Profit before taxation			(2,535)		3,793		490
Taxation	6		(191)		(874)		(113)

(Loss)/Profit for the year from continuing operations			(2,726)		2,919		377

Discontinued operations:
Profit from discontinued operations			70,502		—		—

Profit for the year			67,776		2,919		377

Attributable to:
Equity holders of the Company:
- continuing operations			(3,147)		1,883		243
- discontinued operations			70,031		—		—

			66,884		1,883		243
Minority interest:
- continuing operations			421		1,036		134
- discontinued operations			471		—		—

			892		1,036		134

			67,776		2,919		377

Dividends	7
Special cash dividend			32,234		33,700		4,348

Conditional interim dividend in specie			—		10,061		1,298

(Loss)/Earnings per share from continuing operations attributable to equity holders of the Company
- basic	8	HK$	(0.66)	HK$	0.39	US$	0.05

- diluted	8	HK$	(0.66)	HK$	0.39	US$	0.05

Earnings per share attributable to equity holders of the Company
- basic	8	HK$	14.01	HK$	0.39	US$	0.05

- diluted	8	HK$	14.01	HK$	0.39	US$	0.05

10

CONSOLIDATED BALANCE SHEET

	As at 31 December
	2007	2008	2008
	HK$ millions	HK$ millions	US$ millions
			(Note 11)
ASSETS
Current assets
Cash and cash equivalents	36,611	2,525	326
Trade and other receivables	4,702	5,072	654
Stocks	515	463	60
Derivative financial assets	25	48	6

Total current assets	41,853	8,108	1,046

Assets held for sale	—	174	22

Non-current assets
Fixed assets	16,950	17,216	2,222
Goodwill	6,070	6,815	879
Other intangible assets	7,818	7,160	924
Other non-current assets	3,354	3,844	496
Deferred tax assets	376	368	48
Interests in associates	2	2	—
Interests in jointly-controlled entities	—	88	11

Total non-current assets	34,570	35,493	4,580

Total assets	76,423	43,775	5,648

LIABILITIES
Current liabilities
Trade and other payables	7,902	8,000	1,033
Borrowings	5,083	7,652	987
Current income tax liabilities	111	104	13
Derivative financial liabilities	119	27	3

Total current liabilities	13,215	15,783	2,036

Non-current liabilities
Borrowings	5,937	3,348	432
Deferred tax liabilities	584	457	59
Other non-current liabilities	2,551	2,458	317

Total non-current liabilities	9,072	6,263	808

Total liabilities	22,287	22,046	2,844

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,195	1,204	155
Reserves	50,089	17,909	2,311

	51,284	19,113	2,466
Minority interest	2,852	2,616	338

Total equity	54,136	21,729	2,804

Total equity and liabilities	76,423	43,775	5,648

Net current assets/(liabilities)	28,638	(7,675)	(990)

Total assets less current liabilities	63,208	27,992	3,612

11

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka. The Group also has a fixed-line telecommunications business in Hong Kong. On 11 July 2008, the Group completed the sale of its entire indirect interests in Kasapa Telecom Limited, the Ghana operation (details of which are set out in Note 5(c)), and has since ceased to engage in telecommunication business in Ghana.

These accounts have been approved for issuance by the Board of Directors on 4 March 2009.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

As at 31 December 2008, the Group had net current liabilities of HK$7,675 million. While the Group’s operations have generated cash during the year, investments in the Group’s business and payments of dividend have consumed cash in excess of amounts generated from operations and have utilised the surplus funds brought forward from the prior year. The Group’s future funding requirements will be met through bank borrowings and other loans, including the HK$9 billion bank revolving credit and term loan facility which will expire in May 2009, and the revolving credit and term loan facility of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of Hutchison Whampoa Limited (“HWL”). The Group expects to continue to fund the substantial capital required to build, maintain and operate the telecommunications networks through a combination of cash flows from operating activities, bank loans and borrowing from the indirect subsidiary of HWL.

(b)	Changes in accounting policies

During the year, the Group has adopted the following new or revised IFRS which are relevant to the Group’s operations and are effective for accounting periods beginning on 1 January 2008:

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IFRIC Interpretation 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC Interpretation 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new or revised IFRS had no material effect on the Group’s results and financial position for the current or prior periods.

12

At the date of authorisation of these accounts, the following new/revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2008:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 (Amendment)	Financial Instruments: Presentation
IAS 1 (Amendment)	Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 1 (Amendment)	First Time Adoption of IFRS
IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Revised)	Business Combinations
IFRS 8	Operating Segments
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 15	Agreements for the Construction of Real Estates
IFRIC Interpretation 16	Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners

IASB’s improvements to IFRS, including:

IAS 1 (Amendment)	Presentation of Financial Statements
IAS 2 (Amendment)	Inventories
IAS 7 (Amendment)	Statement of Cash Flows
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 20 (Amendment)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Amendment)	Consolidated and Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates
IAS 29 (Amendment)	Financial Reporting in Hyperinflationary Economies
IAS 31 (Amendment)	Interests in Joint Ventures
IAS 36 (Amendment)	Impairment of Assets
IAS 38 (Amendment)	Intangible Assets
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IAS 40 (Amendment)	Investment Property
IAS 41 (Amendment)	Agriculture
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations

Apart from the above, there are also a number of minor amendments to IFRS 7, ‘Financial Instruments: Disclosures’, IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 10, ‘Events after the Balance Sheet Date’, IAS 18, ‘Revenue’ and IAS 34, ‘Interim Financial Reporting’.

The Group did not early adopt any of these new/revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new/revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

13

3.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	2007	2008
HK$ millions
Continuing operations
Mobile telecommunications services	15,973	18,902
Mobile telecommunications products	1,965	2,080
Fixed-line telecommunications services	2,436	2,708
Other non-telecommunications businesses	27	35

	20,401	23,725
Discontinued operations
Mobile telecommunications services	6,989	—

	27,390	23,725

14

4.	Segment Information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations. The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2007
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -India
HK$ millions	Mobile	Fixed-line	Subtotal

Turnover	4,775	2,436	7,211	11,650	973	117	450	20,401	6,989
Operating costs	(3,203)	(1,532)	(4,735)	(7,885)	(987)	(592)	(949)	(15,148)	(4,676)
Depreciation and amortisation	(1,125)	(662)	(1,787)	(1,576)	(594)	(151)	(118)	(4,226)	(187)
Profit on disposal of investments and others, net	—	—	—	8	—	—	—	8	—
Impairment charge#	—	—	—	—	(3,854)	—	—	(3,854)	—

Operating profit/(loss)	447	242	689	2,197	(4,462)	(626)	(617)	(2,819)	2,126

Other non-cash items included in profit and loss account:
Share-based payments	(20)	(32)	(52)	(33)	—	—	(138)	(223)	(151)

Total assets	7,914	10,678	18,592	13,766	787	5,858	37,420	76,423	—

Total liabilities	(6,919)	(1,179)	(8,098)	(7,026)	(1,874)	(3,871)	(1,418)	(22,287)	—

Capital expenditures incurred during the year	1,042	498	1,540	986	41	1,873	996	5,436	3,378

*	“Others” segment as at and for the year ended 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.
#	The impairment charge is a non-cash expense.

15

	As at and for the year ended 31 December 2008
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Total
HK$ millions	Mobile	Fixed-line	Subtotal
Turnover	5,376	2,693	8,069	13,813	1,192	315	336	23,725
Operating costs	(3,619)	(1,708)	(5,327)	(8,918)	(1,111)	(1,318)	(913)	(17,587)
Depreciation and amortisation	(1,325)	(653)	(1,978)	(1,918)	(1)	(339)	(295)	(4,531)
Profit on disposal of investments and others, net	—	—	—	3	—	2,152	298	2,453

Operating profit/(loss)	432	332	764	2,980	80	810	(574)	4,060

Other non-cash items included in profit and loss account:
Share-based payments	(8)	(7)	(15)	(20)	—	—	(53)	(88)

Total assets	7,907	10,670	18,577	13,856	679	5,825	4,838	43,775

Total liabilities	(7,628)	(1,384)	(9,012)	(7,413)	(1,787)	(2,721)	(1,113)	(22,046)

Capital expenditures incurred during the year	1,399	535	1,934	1,191	34	1,544	445	5,148

*	“Others” segment as at and for the year ended 31 December 2008 comprised Vietnam, Sri Lanka, Corporate and Ghana up to the date of disposal on 11 July 2008.

16

5.	Profit on disposal of investments and others, net

HK$ millions	Note	2007	2008
Net profit on partial disposal of subsidiaries	(a)	8	3
Profit on disposal of base station tower sites	(b)	—	1,421
Profit on disposal of Ghana operations	(c)	—	298
Other income, net	(d)	—	731

		8	2,453

(a)	Net profit on partial disposal of subsidiaries

During the year ended 31 December 2008, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$3 million (2007 – HK$8 million) following the exercise of the share options held by the option holders of Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company.

(b)	Profit on disposal of base station tower sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on 18 March 2008. During the year ended 31 December 2008, the sale of two tranches comprising 2,248 sites was completed whereby the Group recognised a gain of US$182.2 million (HK$1,421 million) from the sale.

Concurrent with completion of the first tranche, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. The leaseback has been accounted for as an operating lease and the Group recognised an operating lease expense of HK$128 million during the year ended 31 December 2008.

(c)	Profit on disposal of Ghana operations

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell the indirect interests in the Ghana operations for cash consideration of HK$583.5 million. The transaction was completed on 11 July 2008 and the Group has realised a gain of HK$298 million.

(d)	Other income, net

During the year ended 31 December 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the profit and loss account for the year ended 31 December 2008 of which US$29.9 million (approximately HK$233 million) and US$17.5 million (approximately HK$136.5 million) remained in amounts receivable in current and non-current assets, respectively, in the balance sheet as at 31 December 2008.

17

6.	Taxation

	Year ended 31 December 2007			Year ended 31 December 2008
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions

Hong Kong	(4)	23	19	(7)	65	58
Outside Hong Kong	694	(522)	172	1,032	(216)	816

	690	(499)	191	1,025	(151)	874

Hong Kong profits tax has been provided for at the rate of 16.5% (2007 — 17.5%) on the estimated assessable profits less available tax losses. In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 17.5% to 16.5% for the fiscal year 2008/2009. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

HK$ millions	2007	2008
Tax calculated at the domestic rates applicable to profits in the country concerned	(1,075)	802
Income not subject to taxation	(23)	(132)
Expenses not deductible for taxation purposes	277	32
Temporary differences not recognised	356	(227)
Recognition of previously unrecognised tax losses	—	(32)
Over provision in prior years	(68)	(2)
Tax losses not recognised	724	335
Withholding tax	—	78
Effect of change in tax rate	—	20

Total taxation charge	191	874

The change in average applicable tax rate is caused by a change in the profits tax rate in Hong Kong and a change in the profitability of the Group’s subsidiaries in the respective countries.

7.	Dividends

(a)	During the year ended 31 December 2008, the Company declared and paid a special cash dividend of HK$7 per share, or approximately HK$33,700 million in aggregate.

(b)	On 4 March 2009, the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and HWL; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operate the Company’s mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. The distribution amount is equivalent to the net asset value of HTHKH at the date of dividend distribution. The net asset value of HTHKH was approximately HK$10,061 million as at 31 December 2008. This conditional interim dividend in specie was approved after the balance sheet date and has not been recognised as a liability at the balance sheet date.

(c)	During the year ended 31 December 2007, the Company declared and paid a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP Investments (Holdings) Limited.

18

8.	Earnings/(loss) per share

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2008
Weighted average number of shares in issue	4,775,095,834	4,794,472,939

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(3,147)	1,883

Basic (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.66)	0.39

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	66,884	1,883

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	14.01	0.39

19

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Partner Communications is the only subsidiary of the Company which has employee stock option plans. The dilutive impact on earnings per share arising from the employee stock options of Partner Communications outstanding as at 31 December 2008 is insignificant (2007 – N/A).

	2007	2008
Weighted average number of shares in issue	4,775,095,834	4,794,472,939
Adjustment for share options (Note)	N/A	16,586,871

Weighted average number of shares for the purpose of diluted earnings per share	4,775,095,834	4,811,059,810

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(3,147)	1,883
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	(8)

(Loss)/Profit from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(3,147)	1,875

Diluted (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.66)	0.39

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	66,884	1,883
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	(8)

Profit attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	66,884	1,875

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	14.01	0.39

Note:	The Group has incurred a loss from continuing operations for the year ended 31 December 2007, the conversion of all potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of share was not adjusted to compute the diluted earnings per share.

20

9.	Trade receivables, net of provision

HK$ millions	2007	2008
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,506	1,969
31 - 60 days	655	615
61 - 90 days	151	187
Over 90 days	829	637

	3,141	3,408

Movement of provision for impairment of trade receivables is as follows:

HK$ millions	2007	2008
Beginning of year	909	575
Relating to subsidiaries disposed of	(284)	—
Increase in provision recognised in profit or loss – continuing operations	255	334
Increase in provision recognised in profit or loss – discontinued operations	62	—
Amounts recovered in respect of brought forward balance – continuing operations	(79)	(73)
Write-off during the year	(338)	(107)
Exchange translation differences	50	(1)

End of year	575	728

The average credit period granted by the Group to the customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments through major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

10.	Trade payables

HK$ millions	2007	2008
The ageing analysis of trade payables is as follows:
Current	1,008	1,305
31-60 days	649	392
61-90 days	27	125
Over 90 days	68	142

	1,752	1,964

11.	US dollar equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at HK$7.7499 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

21

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Group as at 31 December 2008 were approximately HK$19,113 million, compared to HK$51,284 million at 31 December 2007. The ratio of the total debts to total assets as at 31 December 2008 was approximately 25%.

The net debt of the Group was approximately HK$8,475 million, comprising the cash and cash equivalents of approximately HK$2,525 million and borrowings of approximately HK$11,000 million, as follows:

	As at 31 December 2008
	Total debts	Cash and cash equivalents	Net cash / (debt)
	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau:
Mobile telecommunications	(5,215)	155	(5,060)
Fixed-line telecommunications	—	105	105
Israel	(4,479)	377	(4,102)
Thailand	(358)	13	(345)
Indonesia	(948)	27	(921)
Others	—	1,848	1,848

	(11,000)	2,525	(8,475)

The Group’s cash and cash equivalents as a percentage of the total cash and cash equivalents at 31 December 2008 were denominated as follows:

HK$	USD	NIS	THB	Others	Total
16.5%	62.5%	14.9%	0.6%	5.5%	100.0%

As at 31 December 2008, total borrowings of HK$69 million (2007 – HK$182 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group in 2008 in respect of these borrowings was HK$10 million (2007 – HK$54 million).

As at 31 December 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 31 December 2008, these fixed assets had a carrying value of HK$1,131 million, compared with HK$4,971 million as at 31 December 2007. As at 31 December 2008, these current assets had a carrying value of HK$14 million, compared with HK$2,398 million as at 31 December 2007. As at 31 December 2008, the Group had total current borrowings of HK$7,652 million and total non-current borrowings of HK$3,348 million, compared to HK$5,083 million and HK$5,937 million, respectively, as at 31 December 2007. HK$948 million of the Group’s current borrowings were secured as at 31 December 2008, compared to HK$4,600 million as at 31 December 2007. None of the non-current borrowings as at 31 December 2008 were secured, compared to HK$1,807 million as at 31 December 2007.

During 2007, the Group provided inter-company loans to the Group’s Thailand operations in US Dollar totalling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, which were subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US Dollar proceeds to Thai Baht. To receive an exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into forward foreign exchange contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million, or HK$8,539 million, outstanding under these forward foreign exchange contracts where the Group had commitments to sell Thai Baht and buy US Dollar at pre-agreed rates. All of these forward foreign exchange contracts were closed out during 2008. The Group recognised a loss of HK$20 million in its profit and loss account in respect of these transactions during 2008.

The Group’s capital expenditures for the years ended 31 December 2007 and 2008 are as follows:

	Capital expenditure on fixed assets		Capital expenditure on other intangible assets
	2007	2008	2007	2008
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Israel	985	1,191	1	—
Hong Kong mobile	475	582	567	817
Hong Kong fixed-line	463	487	35	48
Thailand	41	34	—	—
Indonesia	1,794	1,544	79	—
Vietnam	799	259	—	—
Sri Lanka	184	182	—	—
Ghana	12	—	—	—
Corporate office and Others	1	4	—	—

Total capital expenditure	4,754	4,283	682	865

22

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong Dollar and non-US Dollar assets, the Group generally endeavors to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

As at 31 December 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$50 million (2007 – HK$60 million).

(b)	a guarantee amounting to approximately HK$503 million (2007 – Nil) to a bank as collateral for a performance bond required by the Office of the Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

(c)	a total of 18 claims against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim In approximate HK$ millions
	2007	2008
Alleged violation of antitrust law	238	246
Alleged consumer complaints	5,025	1,719
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980	2,050

At this stage, and until the claims are recognised as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims and therefore no provision has been made.

(d)	potential claim of approximately NIS42.5 million (approximately HK$87 million) (2007 – Nil) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

23

RECENT EVENT

The following event occurred subsequent to 31 December 2008 up to the date of approval of these accounts by the Board:

A jointly-controlled entity in which the Group effectively holds a 38% interest, was provisionally awarded a spectrum to operate Broadband Wireless Access services subject to the payment of a spectrum utilisation fee of HK$518 million and the provision of a performance bond in the amount of HK$150 million to OFTA.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving and maintaining the highest standards of corporate governance. Throughout the year ended 31 December 2008, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“The Listing Rules”).

SECURITIES TRANSACTIONS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company have confirmed that throughout the year ended 31 December 2008, they have complied with the provisions of both the Model Code and the Securities Trading Policy.

GENERAL INFORMATION

The consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2008 have been reviewed by the audit committee of the Company and audited by the Company’s independent auditor, PricewaterhouseCoopers. The independent auditor’s report will be included in the Annual Report to shareholders.

As part of its periodic review of company filings, the U.S. Securities and Exchange Commission (“SEC”) sent the Company comments in August 2008 regarding the Company’s Annual Report on Form 20-F for the year ended 31 December 2007. A major comment that remains unresolved relates to the accounting treatment of sale and leaseback transactions for base station tower sites entered into by the Company’s Indonesia subsidiary, HCPT, in 2008. These transactions were disclosed as a subsequent event in the Company’s 2007 accounts, and details of the transactions and the applicable accounting treatment are disclosed in Note 5(b). The Company believes the accounting treatment it adopted is appropriate, and is continuing to engage with and provide further requested information to the SEC. The Company cannot predict the outcome of this review, and there is a risk that an adjustment to the Company’s accounts may be required in order to account for the sale and leaseback transactions as a finance lease. If the Company were required to account for the sale and leaseback transactions as a finance lease, the Company would not recognise a gain from the sales of the base station tower sites or an operating lease expense. Instead, the Company would be required to recognise the leased assets and the related finance lease obligations on our balance sheet and to recognise depreciation expense on the leased assets and an interest element of the lease payments as interest expense.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 27 April 2009. Notice of the Annual General Meeting will be published and issued to shareholders in due course.

24

NON-GAAP MEASURES

While non-GAAP measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 4 March 2009

25

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FOURTH QUARTER 2008

HIGHLIGHTS

•	Total customer base at 12.1 million

•	Indonesia customer base grew 24.9% quarter-on-quarter to 4.5 million

•	3G customer base of Hong Kong and Israel grew 3.8% quarter-on-quarter to 2.3 million

•	Indonesia network rollout on track with over 6,300 base stations on-air

The Group continued to register strong growth momentum during the quarter. Our customer base increased 7.7% in the fourth quarter to 12,058,000 driven mainly by the significant growth in Indonesia as well as net additions of 3G customers in Hong Kong and Israel.

In Hong Kong and Israel we maintained a strong performance, particularly in the 3G segments, in these two highly penetrated markets. During 2008 we gained 261,000 and 318,000 net additions of 3G customers in our Hong Kong and Israeli operations, respectively, and took the Group total number of 3G customers to 2.3 million or 19% of the total customer base.

The Indonesian operation KPIs showed improvement in the quarter with increased customer growth of 24.9%, prepaid Average Revenue Per User (“ARPU”) up 22.2% and with stable Minutes of Use (“MOU”), mainly due to the ongoing increase in coverage and the revenue enhancing activities commenced in the second quarter.

1

OPERATIONS REVIEW

Hong Kong and Macau

Our Hong Kong and Macau mobile operation increased their blended customer base to over 2.7 million with approximately 45,000 net additions during the quarter, driven mainly by 3G customer growth. In 2008 the base grew 11.3% with 275,000 customers added. We continued to strengthen our leadership in the 3G market with growth of 2.6% quarterly or 24.2% year-on-year. We ended the year with a total 3G customer base of 1,340,000.

The 3G customer growth and increased mobile data usage maintained postpaid ARPU at the same level as in the third quarter at HK$213. MOU on a blended basis reduced 3.9% compared with the last quarter mainly due to the reduction in short term inbound visitor numbers.

Israel

During the quarter our Israeli operation, Partner Communications Company Ltd. recorded 16,000 net additions, taking the total customer base to approximately 2.9 million. The number of 3G customers grew 5.5% quarter-on-quarter or 50.2% on a yearly basis to approximately 1 million.

The postpaid customer base grew 4.1% yearly to 2,153,000 and accounted for 74.3% of the total customer base. Prepaid customers at 745,000 decreased 5.9% compared to the same quarter last year mainly because of the change in the prepaid customer recognition policy implemented in the first quarter of 2008.

Blended ARPU at NIS158 was down 4.8% and MOU fell 5.1% compared to the third quarter mainly due to the seasonal decline in usage. Both were comparable to the same quarter last year.

Indonesia

Our Indonesian operation continued its strong growth momentum during the quarter. A significant increase in net customer additions to 897,000 took the customer base to 4.5 million by quarter end. This represented a 24.9% growth quarter-on-quarter and a 120.7% growth on a yearly basis. Prepaid customers accounted for 99.8% of the total customer base. Coverage in the year was expanded to Kalimantan and Sulawesi and our network now covers over 67% of the total Indonesian population and all the major cities with a footprint of more than 6,300 base stations.

As a result of the revenue initiatives implemented in the second quarter, prepaid ARPU improved 22.2% to IDR11,000 compared to IDR9,000 in the third quarter.

MOU in the quarter remained stable at 55 minutes, but fell 33.7% compared to the same quarter last year mainly as a result of the management focus on Average Revenue Per Minute (“ARPM”) and the reduction of promotional minutes on offer.

ARPM in the prepaid segment improved 13.0% to IDR200 compared to IDR177 in the third quarter, and IDR181 in same quarter last year.

The increase in prepaid churn in the fourth quarter to 24.3% from 18.1% in the third quarter was mainly due to the adjustment for inactive customers at the year end.

2

Sri Lanka

Our Sri Lankan operation, Hutchison Telecommunications Lanka (Private) Limited reported a customer base of 887,000 at the end of the fourth quarter, 7.4% down on the third quarter and 22.3% less than the same quarter last year. This reflected the impact not only the macro environment, but also the tightened regulatory requirements of the Sri Lankan government.

The worsening economic conditions had some effect on KPIs and despite a slight increase in MOU, ARPU was down 9.4% quarter-on-quarter to LKR 164. The entry of a new operator in the fourth quarter also added an additional challenge in a market where competition was already intense. We continued our focus on coverage and expanded the network by over 50% in terms of on-air base stations. At year-end, population coverage reached 70%, and we are targeting further increases in coverage in 2009.

Thailand

Our Thailand operation, Hutchison CAT Wireless MultiMedia Limited finished the fourth quarter with its total customer base at 1,070,000, which reflected growth of 9.4% on a yearly basis. The fourth quarter customer base was down 2.2% compared to the prior quarter mainly due to the economic slow-down and political instability.

Blended ARPU remained stable at THB 381 compared to the third quarter, but decreased 8.6% compared to the same quarter last year mainly due to the intense market competition.

Blended churn improved to 5.4% from 6.5% in the third quarter and remained stable compared to the same quarter last year.

FOK Kin-ning, Canning

Chairman

Hong Kong, 4 March 2009

3

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

4

Unaudited Key Performance Indicators for Fourth Quarter 2008

Customer Base	Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,702	1,792	910	2,657	1,766	891	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756
Indonesia	4,501	11	4,490	3,604	9	3,595	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036
Israel	2,898	2,153	745	2,882	2,145	737	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792
Sri Lanka	887	—	887	958	—	958	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141
Thailand	1,070	413	657	1,094	420	674	1,117	418	699	1,071	405	666	978	372	606

Total	12,058			11,195			11,062			10,029			9,445

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	The data for Ghana and Vietnam are excluded.

ARPU[1]		Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	148	213	19	150	213	24	148	210	24	149	208	24	161	218	28
Indonesia	IDR (‘000)	11	134	11	10	134	9	12	108	12	14	120	14	15	114	15
Israel	NIS	158	×	×	166	×	×	158	×	×	155	×	×	157	×	×
Sri Lanka	LKR	164	—	164	181	—	181	163	—	163	193	—	193	242	—	242
Thailand	THB	381	762	142	378	763	143	386	784	147	405	808	157	417	813	165

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The data for Ghana and Vietnam are excluded.

MOU[1]	Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	447	654	38	465	679	42	462	672	42	461	655	43	491	680	49
Indonesia	55	225	55	56	209	56	82	117	82	94	104	94	83	59	83
Israel	357	×	×	376	×	×	368	×	×	359	×	×	345	×	×
Sri Lanka	74	—	74	71	—	71	54	—	54	60	—	60	69	—	69
Thailand	619	1,065	339	618	1,095	328	607	1,086	319	632	1,134	324	643	1,110	347

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

Churn[1]	Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008				Q4 2007 31 December 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid		Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.8%	1.7%	10.0%	4.3%	1.6%	9.0%	4.0%	1.8%	8.0%	3.5%	1.8%		6.7%	3.3%	1.8%	6.2%
Indonesia	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%	17.6%	11.0%		17.6%	17.7%	16.3%	17.7%
Israel	1.5%	×	×	1.3%	×	×	1.3%	×	×	1.7%		×	×	1.3%	×	×
Sri Lanka	4.4%	—	4.4%	5.0%	—	5.0%	3.8%	—	3.8%	2.9%	—		2.9%	2.4%	—	2.4%
Thailand	5.4%	3.1%	6.8%	6.5%	3.0%	8.6%	6.0%	2.9%	7.8%	5.8%	2.7%		7.8%	5.2%	2.8%	6.8%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

5

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 4 March 2009

6

Exhibit 1.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not an offer of securities for sale in Hong Kong, the United States or elsewhere and is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Hutchison Whampoa Limited, Hutchison Telecommunications International Limited or Hutchison Telecommunications Hong Kong Holdings Limited. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that contains detailed information about the issuer and management as well as financial statements.

(Incorporated in Hong Kong with limited liability) (Stock Code: 13)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 2332)

JOINT ANNOUNCEMENT

CONDITIONAL INTERIM DIVIDEND PAYMENT BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

AND

PROPOSED SPIN-OFF

BY WAY OF A DISTRIBUTION IN SPECIE OF,

AND A SEPARATE LISTING OF,

THE SHARES OF

HUTCHISON TELECOMMUNICATIONS HONG KONG HOLDINGS LIMITED

ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

BY WAY OF INTRODUCTION

This announcement is made pursuant to Listing Rule 13.09.

The HTIL Board announce that today it has approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of HTHKH to the HTIL Qualifying Shareholders, conditional on (i) the Stock Exchange approving the Proposed Spin-off and (ii) the Listing Committee granting approval for the Listing. On 9 February 2009, a joint formal application was submitted to the Stock Exchange for the proposed spin-off of HTHKH by HWL and HTIL to be effected by way of the Distribution and for the Introduction. HTHKH today submitted an advance booking form for an application for the listing of, and permission to deal in, the HTHKH Shares on the Main Board of the Stock Exchange by way of Introduction involving no initial public offering of any securities or raising of any new capital.

1

HWL is the controlling shareholder of HTIL and currently indirectly owns approximately 60.4% of HTIL. HTHKH is currently a wholly-owned subsidiary of HTIL. The HTHKH Group operates 2G and 3G mobile telecommunications businesses in Hong Kong and Macau and a fixed-line telecommunications business in Hong Kong.

Immediately following the completion of the Proposed Spin-off, HTHKH will cease to be part of the HTIL Group but will remain a member of the HWL Group and continue to be owned by HWL as to approximately 60.4%, assuming HTIL’s issued share capital remains unchanged. HWL will continue to be the controlling shareholder of both HTIL and HTHKH.

The Proposed Spin-off and the Introduction will enable investors to appraise and assess the potential and performance of HTHKH as a separate entity from HWL and HTIL. As the HTIL Qualifying Shareholders will continue to be the shareholders of both HTIL and HTHKH, they will enjoy the benefits from the development of both companies through the creation or unlocking of shareholder value.

The implementation of the Distribution, the Proposed Spin-off and the Introduction is subject to the Conditions. In particular, if the Stock Exchange does not approve the Proposed Spin-off or the Listing Committee does not grant approval for the Listing, the Distribution will not be made, the Proposed Spin-off will not be implemented and the Introduction will not occur. Accordingly, shareholders of HWL, HTIL Shareholders, HTIL ADS Holders and potential investors are reminded to exercise caution when dealing in the respective securities of HWL and HTIL.

This announcement is made pursuant to Listing Rule 13.09.

INTRODUCTION

The HTIL Board announce that today it has approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of HTHKH to the HTIL Qualifying Shareholders, conditional on (i) the Stock Exchange approving the Proposed Spin-off, and (ii) the Listing Committee granting approval for the Listing (together the “Conditions”).

On 9 February 2009, a joint formal application was submitted to the Stock Exchange for the proposed spin-off of HTHKH by HWL and HTIL to be effected by way of the Distribution and for the Introduction. HTHKH today submitted an advance booking form for an application for the listing of, and permission to deal in, the HTHKH Shares on the Main Board of the Stock Exchange by way of introduction involving no initial public offering of any securities or raising of any new capital.

The Proposed Spin-off and the Introduction will be implemented in compliance with the Listing Rules and PN15. As the Proposed Spin-off will be effected by way of introduction with no new offering of HTHKH Shares, there will be no dilution of the indirect attributable interest of the HTIL Qualifying Shareholders (including HWL) in HTHKH. Accordingly, the approval of the shareholders of HWL and HTIL will not be required for the Proposed Spin-off or the Introduction.

BACKGROUND

HWL is the controlling shareholder of HTIL and currently indirectly owns approximately 60.4% of HTIL.

The telecommunications businesses of the HWL Group (excluding the HTIL Group) currently comprise its existing 3G mobile telecommunications businesses in Western Europe (namely, Austria, Denmark, Italy, Sweden and the United Kingdom) and Australia and its 2G mobile

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telecommunications businesses in Australia and Argentina.

The HTIL Group currently operates mobile and fixed-line telecommunications businesses in Hong Kong and mobile telecommunications businesses in Macau, Israel, Vietnam, Thailand, Sri Lanka and Indonesia.

HTHKH is currently a wholly-owned subsidiary of HTIL. The HTHKH Group operates 2G and 3G mobile telecommunications businesses in Hong Kong and Macau and a fixed-line telecommunications business in Hong Kong. Further information on the HTHKH Group is set out in the section headed “Information on the HTHKH Group” in this announcement.

Immediately following the completion of the Proposed Spin-off, HTHKH will cease to be part of the HTIL Group but will remain as a member of the HWL Group and continue to be owned by HWL as to approximately 60.4%, assuming HTIL’s issued share capital remains unchanged. HWL will continue to be the controlling shareholder of both HTIL and HTHKH. Please refer to the section headed “Unaudited Pro Forma Consolidated Financial Information” in this announcement for the unaudited pro forma consolidated financial information of the Remaining HTIL Group which illustrates the effect of the Proposed Spin-off on the Remaining HTIL Group.

In connection with the spin-off and listing of HTIL on the Main Board of the Stock Exchange in October 2004, HWL and HTIL entered into the Existing HWL-HTIL Non-Competition Agreement to ensure that there is a clear delineation of the businesses of the HTIL Group (which then included the HTHKH Group) and the telecommunications businesses retained by the HWL Group (excluding the HTIL Group). The Existing HWL-HTIL Non-Competition Agreement operates on a geographical basis so that there is no single country in which both the HTIL Group and the HWL Group (excluding the HTIL Group) will have competing operations. Under the Existing HWL-HTIL Non-Competition Agreement, the HWL Group (excluding the HTIL Group) has exclusive rights in Australia, New Zealand, the United States, Canada, Argentina and Western Europe (except for certain activities ancillary to the HTHKH Group’s Hong Kong fixed-line international business and which have been specifically consented to by HWL) and the HTIL Group has exclusive rights in the rest of the world. The Existing HWL-HTIL Non-Competition Agreement provides, amongst others, that each group will have the right of first refusal over any new opportunity which may arise in that group’s exclusive territory and contains certain exceptions to the non-competition restrictions, such as permitting certain limited business activities and portfolio investments. The restrictions in the Existing HWL-HTIL Non-Competition Agreement will terminate in certain circumstances, namely, on the earlier of one year after HWL ceases to control, directly or indirectly, 30% or more of HTIL’s issued share capital and on the date when HTIL ceases to be listed.

Taking into account the arrangements contained in the Existing HWL-HTIL Non-Competition Agreement and in order to maintain a clear delineation of the respective telecommunications businesses of the HTHKH Group, the Remaining HTIL Group and the Resulting HWL Group following the completion of the Proposed Spin-off and the Introduction, it is proposed that each of HWL and HTIL will enter into a non-competition agreement with HTHKH, and HWL and HTIL will enter into an amendment agreement to the Existing HWL-HTIL Non-Competition Agreement. These proposed agreements will delineate each group’s territory for the purposes of implementing the non-competition restrictions and, whilst recognising HTHKH’s exclusive rights in relation to Hong Kong and Macau, preserve the existing rights of HWL and HTIL in other territories. Accordingly, following the completion of the Proposed Spin-off and the Introduction, the HTHKH Group’s exclusive territory will comprise Hong Kong and Macau, the Resulting HWL Group’s exclusive territory will continue to comprise Australia, New Zealand, the United States, Canada, Argentina and Western Europe (except as outlined above) and the Remaining HTIL Group’s exclusive territory will comprise the rest of the world.

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It is proposed that the non-competition agreements to be entered into between HTHKH and each of HWL and HTIL will provide, amongst others, that each of the Resulting HWL Group and the Remaining HTIL Group will continue to have priority over the HTHKH Group in respect of participation in any new opportunity which may arise in their respective exclusive territory and will contain certain exceptions to the non-competition restrictions similar to those contained in the Existing HWL-HTIL Non-Competition Agreement, such as permitting certain limited business activities and portfolio investments. It is further proposed that the non-competition agreement to be entered into between HWL and HTHKH will terminate in certain circumstances, namely, on the earlier of one year after HWL ceases to control, directly or indirectly, 30% or more of HTHKH’s issued share capital and on the date when HTHKH ceases to be listed, while the non-competition agreement to be entered into between HTIL and HTHKH will also terminate in certain circumstances, namely, on the earlier of one year after HWL ceases to control, directly or indirectly, 30% or more of the issued share capital of either HTIL or HTHKH and the date when either HTIL or HTHKH ceases to be listed.

Further details of the proposed non-competition agreements between HTHKH and each of HWL and HTIL, the proposed amendments to the Existing HWL-HTIL Non-Competition Agreement and other amendments to or termination of certain other current arrangements, including amendments to the Facility Agreement and amendments to the Pass Through Agreement, will be announced when these agreements have been entered into by the respective parties.

INFORMATION ON THE HTHKH GROUP

The HTHKH Group operates 2G and 3G mobile telecommunications services in Hong Kong and Macau via the “3” brand and provides fixed-line telecommunications services in Hong Kong via the “HGC” brand. As at 31 December 2008, the HTHKH Group is Hong Kong’s 3G market leader in terms of customer base. The HTHKH Group is also a Hong Kong based fixed-line connectivity provider focusing on the data communications needs of businesses and multinational customers, as well as the traffic demand of carriers from around the world.

The HTHKH Group is a leading 3G mobile telecommunications operator in Hong Kong that also has a territory-wide self-owned fibre-to-the-building network. This provides the HTHKH Group with a sound foundation to steer the development and customer adoption of data-centric communication services in both the mobile and fixed-line arenas.

The HTHKH Group’s strategy is to capitalise on its 2G, 3G and fibre-to-the-building networks to offer customers a wide range of telecommunications services – from voice-driven services to ultra high-speed information and communication technology (ICT) services – using its narrowband and broadband platforms.

INFORMATION ON THE PROPOSED SPIN-OFF, THE DISTRIBUTION AND THE INTRODUCTION

The Proposed Spin-off will be implemented by way of the Distribution. The HTIL Board today conditionally approved the payment of an interim dividend by HTIL to be satisfied by way of a distribution in specie of the entire share capital of HTHKH to HTIL Qualifying Shareholders in proportion to their respective shareholdings in HTIL on the Distribution Record Date, rounded down to the nearest whole number. The Distribution is subject to the fulfilment of the Conditions. The HTHKH Shares to be distributed pursuant to the Proposed Spin-off will rank pari passu in all respects to each other.

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The Introduction does not involve an offer of new HTHKH Shares or any other securities and no new proceeds will be raised pursuant to the Listing. The Introduction is conditional on the Listing Committee granting approval for the Listing.

HTHKH intends to establish a sponsored, unlisted American Depositary Share Level 1 programme to be traded over-the-counter (OTC) so that the HTIL Qualifying ADS Holders can receive HTHKH ADSs. Neither the HTHKH Shares nor the HTHKH ADSs will be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States. HTIL will in due course specify instructions as to how the HTIL Qualifying ADS Holders may arrange to receive the HTHKH ADSs.

HTIL Overseas Shareholders (if any) will be entitled to the Distribution but will not receive the HTHKH Shares. Instead, they will receive a cash amount equal to the net proceeds of the sale of their HTHKH Shares by HTIL on their behalf after dealings in the HTHKH Shares commence on the Stock Exchange at the prevailing market price.

Unless either of the Conditions is not fulfilled or is incapable of being fulfilled, further announcements will be made by HTIL in due course setting out, amongst others, the dates on which the register of members of HTIL will be closed for ascertaining entitlements to the Distribution, the Distribution Record Date, the total number of HTHKH Shares to be distributed to HTIL Qualifying Shareholders pursuant to the Distribution, the applicable distribution ratio, whether there are any HTIL Overseas Shareholders, the expected timetable for the Listing, changes to the HTIL Board on completion of the Proposed Spin-off, any adjustments to the exercise price of the share options granted by HTIL as a result of the Distribution, and details of continuing connected transactions arising as a result of the Proposed Spin-off and Listing.

REASONS FOR AND BENEFITS OF THE DISTRIBUTION, THE PROPOSED SPIN-OFF AND THE INTRODUCTION

The respective HWL Board and HTIL Board believe that the Distribution, Proposed Spin-off and the Introduction will be commercially beneficial to, and create value for, HWL and HTIL and their respective shareholders taken as a whole. The Distribution, the Proposed Spin-off and the Introduction will enable investors to appraise and assess the potential and performance of HTHKH as a separate entity from HWL and HTIL. In particular, the Distribution, the Proposed Spin-off and the Introduction will be beneficial to HWL and HTIL and their respective shareholders taken as a whole for the following reasons:

•

Clarifies the equity story for HTHKH and HTIL. HTIL’s current businesses can be broadly separated into those that enjoy stable growth, profitability and lower capital expenditure requirements and those that have high potential growth, longer path to profitability and high capital expenditure investments to build up the network.

Separation of the HTHKH Group from the other businesses of HTIL would allow HTHKH to be valued on a stand-alone basis. These assets offer a different investment profile with their focus on the Hong Kong and Macau telecommunications markets which exhibit modest revenue growth, stable cash flows and potential dividend returns. Investors will be provided with more details of the operating performance of the HTHKH Group and will be better placed to analyse a more tightly focused company where risk issues are isolated, identified and understood.

HTIL’s businesses in emerging markets (Indonesia, Vietnam, Thailand, and Sri Lanka) and in Israel have different market strategies, investment profiles and challenges from those of its mobile and fixed-line telecommunications businesses in Hong Kong and Macau operated by the HTHKH Group. The emerging markets businesses are focused on customer growth and market share penetration rather than the roll-out of higher end data

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services to drive average revenue per user typically associated with a more developed and mature market. In addition, the emerging markets businesses exhibit a significantly different financial profile as most have incurred high capital expenditure relative to sales due to initial network build-out and may suffer higher churn rates resulting from tariff wars due to competition to capture market share. The different risk-reward profiles of these assets may be better appreciated by different investors seeking exposure to the specific profiles of these assets.

•

Creates or unlocks shareholder value by minimising the discount currently applied by the market. HTIL is currently trading at a large discount to the value of its underlying business. As at the date of this announcement, HTIL’s market capitalisation is approximately HK$10.2 billion. With the market value of HTIL’s approximately 51% interest in Israel-listed Partner Communications Company Ltd. valued at approximately HK$8.7 billion as at the date of this announcement, this indicates that investors are attributing little value to HTIL’s other fixed-line and mobile telecommunications businesses. The holding company discount that the market has applied to HTIL therefore results in a valuation which is significantly lower than the aggregate of the value of each of HTIL’s individual businesses. HTIL believes that a listing of its mobile telecommunications businesses in Hong Kong and Macau and its fixed-line telecommunications business in Hong Kong will clarify the equity story and enable investors to better appraise and value such businesses.

•

Improves management focus. The Proposed Spin-off and the Introduction will enable the management of the HTHKH Group to focus their resources on the businesses of the HTHKH Group, which have different requirements and growth paths from those of HTIL’s other businesses.

•

Further incentivises management to create shareholder value. The separate listing of HTHKH should further incentivise the management of the HTHKH Group to create shareholder value in the HTHKH Group as they will have a direct interest in the performance of the HTHKH Shares as a public market security, thereby aligning their interests with the objective of shareholder value creation.

•

Enhances access to capital markets. The additional operating information and clarity on the HTHKH Group should enable it to directly access capital markets as a stand-alone company and facilitate the sourcing of new capital for HTHKH in the future.

As HTIL Qualifying Shareholders will continue to be the shareholders of both HTIL and HTHKH immediately following the completion of the Proposed Spin-off, they will enjoy the benefits from the development of both companies through the creation or unlocking of shareholder value.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following Unaudited Pro Forma Consolidated Financial Information, for which the directors of HTIL are solely responsible, has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Proposed Spin-off on the Remaining HTIL Group as if the Proposed Spin-off had taken place on 31 December 2008 for the unaudited pro forma consolidated balance sheet and 1 January 2008 for the unaudited pro forma consolidated profit and loss account. The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only and, because of its hypothetical nature, may not present a true picture of the financial position and results of operations of the Remaining HTIL Group had the Proposed Spin-off been completed on 31 December 2008 or 1 January 2008, respectively, or at any future dates.

The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction

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with the annual results announcement of the HTIL Group for the year ended 31 December 2008 which was released by HTIL separately today.

Unaudited Pro Forma Consolidated Balance Sheet of the Remaining HTIL Group

As at 31 December 2008

(HK$ in millions)

	Actual HTIL Group	Pro Forma Adjustments		Unaudited Pro Forma Remaining HTIL Group
	Note (a)	Note (b)	Note (c)
ASSETS
Current assets
Cash and cash equivalents	2,525		(272)	2,253
Trade and other receivables	5,072		(1,129)	3,943
Stocks	463		(181)	282
Derivative financial assets	48			48

Total current assets	8,108			6,526

ASSETS HELD FOR SALE	174			174

NON-CURRENT ASSETS

Fixed assets	17,216		(9,557)	7,659
Goodwill	6,815		(4,515)	2,300
Other intangible assets	7,160		(1,134)	6,026
Other non-current assets	3,844		(1,384)	2,460
Deferred tax assets	368		(368)	—
Interests in associated companies	2		(2)	—
Interests in jointly-controlled entities	88		(88)	—

Total non-current assets	35,493			18,445

Total assets	43,775			25,145

LIABILITIES
Current liabilities
Trade and other payables	8,000		(3,054)	4,946
Borrowings	7,652		(5,220)	2,432
Amounts due to related companies	—	12,418	(12,418)	—
Current income tax liabilities	104		(9)	95
Derivative financial liabilities	27			27

Total current liabilities	15,783			7,500

Non-current liabilities
Borrowings	3,348			3,348
Deferred tax liabilities	457		(88)	369
Other long-term liabilities	2,458		(641)	1,817

Total non-current liabilities	6,263			5,534

Total liabilities	22,046			13,034

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,204			1,204
Reserves	17,909	(12,418)	2,357	7,848

	19,113			9,052
Minority interest	2,616		443	3,059

Total equity	21,729			12,111

Total equity and liabilities	43,775			25,145

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Unaudited Pro Forma Consolidated Profit and Loss Account of the Remaining HTIL Group

For the year ended 31 December 2008

(HK$ in millions)

	Actual HTIL Group	Pro Forma Adjustments	Unaudited Pro Forma Remaining HTIL Group
	Note (d)	Note (e)
Turnover	23,725	(8,103)	15,622
Cost of inventories sold	(2,785)	740	(2,045)
Staff costs	(2,511)	488	(2,023)
Depreciation and amortization	(4,531)	1,995	(2,536)
Other operating expenses	(12,291)	4,114	(8,177)

Operating profit before disposal of investments and others	1,607		841
Profit on disposal of investments and others, net	2,453		2,453

Operating profit	4,060		3,294
Interest and other finance costs, net	(256)	198	(58)
Share of results after tax of jointly-controlled entities	(11)	11	—

Profit before taxation	3,793		3,236
Taxation	(874)	75	(799)

Profit for the year	2,919		2,437

Attributable to:
- Equity holders of the Company	1,883	(438)	1,445
- Minority interest	1,036	(44)	992

	2,919		2,437

Notes to the Unaudited Pro Forma Consolidated Financial Information of the Remaining HTIL Group

(a)	The consolidated balance sheet of the HTIL Group as at 31 December 2008 has been extracted from the audited consolidated accounts of the HTIL Group for the year ended 31 December 2008.

(b)	The adjustment reflects the capitalisation of HK$12,418 million of the loans due from HTHKH Group to the Remaining HTIL Group immediately prior to the Distribution. The capitalisation is part of the process for the Distribution as proposed by HTIL.

(c)	The adjustment reflects the de-consolidation of the assets and liabilities attributable to the HTHKH Group assuming that the Distribution had taken place on 31 December 2008. The adjustment excluded intercompany balances between the HTHKH Group and the Remaining HTIL Group.

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(d)	The consolidated profit and loss account of the HTIL Group for the year ended 31 December 2008 has been extracted from the audited consolidated accounts of the HTIL Group for the year ended 31 December 2008.

(e)	The adjustment reflects the de-consolidation of the results attributable to the HTHKH Group, assuming that the Distribution had taken place on 1 January 2008. The amount of adjustment excluded transactions between HTHKH Group and the Remaining HTIL Group.

(f)	No other adjustment has been made to reflect any trading result or other transaction of the HTIL Group entered into subsequent to 31 December 2008.

(g)	As part of its periodic review of company filings, the U.S. Securities and Exchange Commission has raised some comments on the accounting treatment of PT. Hutchison CP Telecommunications’ sale and leaseback transactions for base station towers in 2008. HTIL cannot predict the outcome of this review and it is possible that an adjustment to HTIL’s accounts may be required to account for the transactions as a finance lease. Further details are in HTIL’s 2008 results announcement published today.

Accountant’s Report on the Unaudited Pro Forma Consolidated Financial Information of the Remaining HTIL Group

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this announcement.

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ACCOUNTANT’S REPORT ON UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

TO THE DIRECTORS OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

We report on the unaudited pro forma consolidated financial information set out in the section under the heading “Unaudited Pro Forma Consolidated Financial Information” (the “Unaudited Pro Forma Consolidated Financial Information”) in the announcement dated 4 March 2009 (the “Announcement”) of Hutchison Telecommunications International Limited (“HTIL”), in connection with the proposed spin-off by way of distribution of the shares of Hutchison Telecommunications Hong Kong Holdings Limited (the “Transaction”) by HTIL. The Unaudited Pro Forma Consolidated Financial Information has been prepared by the directors of HTIL, for illustrative purposes only, to provide information about how the Transaction might have affected the relevant financial information of HTIL and its subsidiaries (hereinafter collectively referred to as the “HTIL Group”). The basis of preparation of the Unaudited Pro Forma Consolidated Financial Information is set out in the Announcement.

Respective Responsibilities of Directors of HTIL and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Consolidated Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Consolidated Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Consolidated Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated balance sheet as at 31 December 2008 and the audited consolidated profit and loss account for the year ended 31 December 2008 with the audited consolidated financial information of the HTIL Group for the year ended 31 December 2008 as set out in the annual results announcement of HTIL dated 4 March 2009, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Consolidated Financial Information with the directors of HTIL.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Consolidated Financial Information has been

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properly compiled by the directors of HTIL on the basis stated, that such basis is consistent with the accounting policies of the HTIL Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Consolidated Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Consolidated Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of HTIL, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

•	the financial position of HTIL Group as at 31 December 2008 or any future date, or

•	the results of HTIL Group for the year ended 31 December 2008 or any future periods.

OPINION

In our opinion:

a)	the Unaudited Pro Forma Consolidated Financial Information has been properly compiled by the directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the HTIL Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Consolidated Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 4 March 2009

GENERAL

The implementation of the Distribution, the Proposed Spin-off and the Introduction is subject to the Conditions. In particular, if the Stock Exchange does not approve the Proposed Spin-off or the Listing Committee does not grant approval for the Listing, the Distribution will not be made, the Proposed Spin-off will not be implemented and the Introduction will not occur. Accordingly, shareholders of HWL, HTIL Shareholders, HTIL ADS Holders and potential investors are reminded to exercise caution when dealing in the respective securities of HWL and HTIL.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2G”	second generation wireless communications and a form of digital technology

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“3G”	third generation wireless communications and a form of digital technology

“Conditions”	the conditions to the Distribution as outlined and defined in the section entitled “Introduction” in this announcement

“connected person”	has the meaning ascribed to such term in the Listing Rules

“controlling shareholder”	has the meaning ascribed to such term in the Listing Rules

“Distribution”	the payment of an interim dividend by HTIL to be satisfied by way of a distribution in specie of the entire share capital of HTHKH to HTIL Qualifying Shareholders subject to the fulfilment of the Conditions

“Distribution Record Date”	the record date for ascertaining entitlements to the Distribution, to be determined and announced by the HTIL Board

“Existing HWL-HTIL Non-Competition Agreement”	the non-competition agreement dated 24 September 2004 and entered into between HWL and HTIL

“Facility Agreement”	the US$2,500 million senior secured revolving credit/term loan facility agreement dated 25 November 2008 and entered into by HTIL, HTFCL and HFAL, more particularly described in HTIL’s announcement and shareholders’ circular both dated 25 November 2008

“HFAL”	Hutchison Facility Agents Limited, an indirect subsidiary of HWL, the facility agent and security trustee of the senior secured revolving credit/term loan facility, the subject of the Facility Agreement and a connected person of HTIL

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“HTFCL”	Hutchison Telecommunications Finance Company Limited, an indirect subsidiary of HWL, the lender of the senior secured revolving credit/term loan facility, the subject of the Facility Agreement and a connected person of HTIL

“HTHKH”	Hutchison Telecommunications Hong Kong Holdings Limited , a company incorporated in the Cayman Islands with limited liability and currently an indirect wholly-owned subsidiary of HTIL

“HTHKH ADSs”	unlisted American Depositary Shares to be issued by a depositary to be engaged by HTHKH, representing

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ownership of such number of HTHKH Shares as to be further announced

“HTHKH Group”	HTHKH and its subsidiaries

“HTHKH Shares”	ordinary shares of par value HK$0.10 each in the capital of HTHKH

“HTIL”	Hutchison Telecommunications International Limited , a company incorporated in the Cayman Islands with limited liability, whose HTIL Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose HTIL ADSs are listed on the New York Stock Exchange (Ticker: HTX)

“HTIL ADS Holders”	holders of HTIL ADSs

“HTIL ADSs”	American Depositary Shares issued by Citibank N.A., each representing ownership of 15 HTIL Shares

“HTIL Board”	the board of directors of HTIL from time to time

“HTIL Group”	HTIL and its subsidiaries as at the date of this announcement (which include the HTHKH Group)

“HTIL Overseas Shareholders”	HTIL Shareholders whose registered addresses on the register of members of HTIL are outside Hong Kong on the Distribution Record Date and in relation to whom the applicable laws, rules or regulations require additional registrations or compliance with other procedures before the Distribution may be effected in relation to such HTIL Shareholders, which HTIL determines to be unduly burdensome or onerous on it, or in relation to whom HTIL determines, in its sole discretion, that there are other difficulties in effecting the Distribution

“HTIL Qualifying ADS Holders”	HTIL ADS Holders on the Distribution Record Date

“HTIL Qualifying Shareholders”	HTIL Shareholders whose names appear on the register of members of HTIL on the Distribution Record Date

“HTIL Shareholders”	holders of HTIL Shares from time to time

“HTIL Shares”	ordinary shares of par value HK$0.25 each in the capital of HTIL

“HWL”	Hutchison Whampoa Limited , a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13)

“HWL Board”	the board of directors of HWL from time to time

“HWL Group”	HWL and its subsidiaries

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“Introduction”	the Listing by way of introduction pursuant to the Listing Rules

“Listing”	the listing of, and permission to deal in, the HTHKH Shares in issue and any HTHKH Shares which may be issued pursuant to the exercise of the options which may be granted under the share option scheme proposed to be adopted by HTHKH on the Main Board of the Stock Exchange

“Listing Committee”	the listing committee of the Stock Exchange

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“Macau”	Macau Special Administrative Region of the People’s Republic of China

“Pass Through Agreement”	an agreement dated 24 September 2004 and entered into between HWL and HTIL pursuant to which HTIL agreed, subject to limited exceptions stated therein, that with effect from the listing date of HTIL on the Main Board of the Stock Exchange the rights and obligations of HWL contained in certain shareholders’ agreements entered into in 2004 with respect to certain members of the HTHKH Group will be passed through to HTIL

“PN15”	Practice Note 15 of the Listing Rules

“Proposed Spin-off”	the proposed spin-off of HTHKH by HWL and HTIL to be effected by way of the Distribution

“Remaining HTIL Group”	the HTIL Group (excluding the HTHKH Group)

“Resulting HWL Group”	the HWL Group (excluding the HTIL Group and the HTHKH Group)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to such term in the Listing Rules

“Unaudited Pro Forma Consolidated Financial Information”	the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated profit and loss account of the Remaining HTIL Group set out in the section headed “Unaudited Pro Forma Consolidated Financial Information” in this announcement

“United States”	the United States of America

By Order of the Board HUTCHISON WHAMPOA LIMITED Edith Shih Company Secretary	By Order of the Board HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED Edith Shih Company Secretary

Hong Kong, 4 March 2009

14

As at the date of this announcement, the directors of HWL are:

Executive Directors:	Independent Non-executive Directors:

Mr. LI Ka-shing (Chairman)	The Hon. Sir Michael David KADOORIE
Mr. LI Tzar Kuoi, Victor (Deputy Chairman)	Mr. Holger KLUGE
Mr. FOK Kin-ning, Canning	Mr. OR Ching Fai, Raymond
Mrs. CHOW WOO Mo Fong, Susan	Mr. WONG Chung Hin
Mr. Frank John SIXT
Mr. LAI Kai Ming, Dominic
Mr. KAM Hing Lam

Non-executive Directors:	Alternate Director:

Mr. George Colin MAGNUS	Mr. William Elkin MOCATTA
Mr. William SHURNIAK	(Alternate to The Hon. Sir Michael David Kadoorie)

As at the date of this announcement, the directors of HTIL are:

Executive Directors:	Independent Non-executive Directors:

Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-Executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)	Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

15

Exhibit 1.5

Hutchison Telecom Announces 2008 Full Year Results

Key Highlights of 2008 Full Year Results:

•	Group mobile customer base grew approximately 28% to over 12 million

•	Turnover increased over 16% to approximately HK$24 billion

•	EBITDA rose approximately 17% to over HK$6.1 billion

•	Operating profit turned positive to approximately HK$4.1 billion

•	Indonesian operation surpassed all operational targets

•	Vietnamese operation to launch GSM during March 2009

Financial Results Highlights:

	2007 HK$ million		2008 HK$ million		Change %
Turnover		20,401		23,725	+16.3%

Operating profit / (loss)		(2,819)		4,060

Profit for the year		67,776		2,919

Profit attributable to equity holders of the Company		66,884		1,883

Basic earnings per share attributable to equity holders of the Company	HK$	14.01	HK$	0.39

Hong Kong, 4 March 2009 – Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Group’; ‘the Company’; SEHK:2332; NYSE: HTX) today announced the financial results for the full year ended 2008 and quarterly key performance indicators for the fourth quarter of 2008. Driven by the strong growth in total customer base and increased revenue contributions from established operations in Hong Kong and Israel, the Group reported an increase of over 16% in total turnover to approximately HK$24 billion and an increase of 16.8% in earnings before interest, tax, depreciation and amortisation (‘EBITDA’) to HK$6,138 million. EBITDA margin for the full year 2008 trended up slightly to 25.9% while operating profit, on a like-for-like basis and after excluding several one-off items recorded in 2008, jumped 29.1% to HK$2,092 million reflecting the continued improvement in the fundamentals for profitable growth.

Excluding Vietnam and Ghana, the Group registered approximately 28% yearly growth in its total customer base in 2008, driven mainly by strong customer acquisition in Indonesia and the continued expansion of its 3G customer bases in Hong Kong and Israel. These, together with the sustained revenue contribution from Hong Kong’s fixed-line operation, led to a 16.3% growth to HK$24 billion in the Group’s total turnover. Although the Group reported increased expenses incurred from network expansion in Indonesia and GSM rollout in Vietnam in 2008, the strong revenue growth as a whole diluted the impact bringing a 16.8% yearly increase to EBITDA. In terms of profitability, the Group’s EBITDA margin was 25.9% mainly reflecting the impact of the suspension of revenue contribution from the Vietnamese operation since March 2008 due to the new GSM network rollout.

Several one-off transactions occurred in 2008 taking operating profit to HK$4,060 million compared to an operating loss of HK$2,819 million in 2007. These one-off transactions included tower sale in Indonesia* and the disposal of its indirect interest in Ghana. Excluding these the Group’s operating profit rose 29.1% to HK$2,092 million, reflecting the significant improvement of operating profit from Israeli, Hong Kong and Thailand operations which offset increased losses from Indonesia and Sri Lanka.

Profit for the year was HK$2,919 million and profit attributable to equity holders of the Company was HK$1,883 million. The related figures for 2007 included the sale of the Company’s indirect interest in CGP Investments (Holdings) Limited.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: ‘We are pleased to have delivered a set of satisfying results in a year full of challenges. Particularly our Indonesian operation achieved encouraging customer growth and improved operational performance amidst intense market competition. We expect to see this positive trend sustained in 2009 as our network expansion continues. Our Vietnamese operation is set to launch a nationwide GSM service this month with a network covering all major cities in Vietnam. Together these two markets will be the key impetus for growth for Hutchison Telecom.”

“The impact of the global economic uncertainty is yet to be fully seen in telecommunications industry. We continue to be watchful of the potential challenges. Our operation in Israel embarked on a series of cost-management initiatives last year to enable it to maintain its operating efficiency. We will apply this approach across all operations to support profitable growth.” said Mr Lui.

Chris Foll, Chief Financial Officer of Hutchison Telecom said: “Excluding Hong Kong and Macau operations, we will invest approximately HK$7 billion in 2009 with the majority going into the Indonesian and Vietnamese operations.”

Review of operations

Hong Kong and Macau

The combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$8,069 million, an increase of 11.9% compared to 2007. EBITDA was also up 10.7% at HK$2,742 million in 2008 with an EBITDA margin of 34.0%.

Hong Kong and Macau mobile

•	Blended customer base increased 11.3% yearly to over 2.7 million

•	3G customer base grew 24.2% yearly to 1,340,000

•	Turnover and EBITDA increased 12.6% and 11.8% respectively

The Group’s mobile operations in Hong Kong and Macau delivered a healthy performance in 2008 despite intense market competition. The Hong Kong operation is the largest 3G service provider in Hong Kong in terms of customer numbers. From this solid base and the first-mover sale of iPhone 3G in Hong Kong and Macau since the third quarter in 2008 both operations were able to stimulate the adoption of mobile data usage. On a yearly basis the non-voice portion of mobile communications service revenue grew 34%, signalling an encouraging trend for profitability growth.

Turnover increased 12.6% yearly to HK$5,376 million driven mainly by the customer growth. EBITDA for the year was HK$1,757 million, an increase of 11.8% compared to HK$1,572 million in 2007. The EBITDA margin was comparable to last year at 32.7%, a result of the operations’ continued focus on operational cost control. Operating profit for the year fell slightly to HK$432 million compared to HK$447 million in 2007, mainly due to the amortisation on capitalised customer acquisition and retention costs in the year.

Hong Kong fixed-line

•	Turnover increased 10.6% yearly to HK$2,693 million

•	EBITDA grew 9% yearly to HK$985 million and EBITDA margin was 36.6%

Utilising its territory-wide fibre-to-the-building network, the Group’s Hong Kong fixed-line operation Hutchison Global Communications Limited (‘HGC’) was able to maintain healthy and profitable growth in its core business segments including the international and carrier markets as well as corporate and business markets. The international and carrier markets grew year-on-year by 24.8%, fueled by the growth in demand for data and IDD services. Leveraging its strong foothold in the data and internet businesses for banking, finance and public sectors HGC also recorded good revenue growth in the corporate and business segments with 11.3% yearly increase.

On top of the healthy top-line growth HGC delivered an impressive increase in operating profit of 37.2% year-on-year to HK$332 million, largely reflecting the growth in turnover and a slight decrease in depreciation and amortisation charges compared to last year.

Israel

•	A record year in terms of financial and operational results with EBITDA, cash flow and net profit grew by double digits

•	Total customer base rose to 2,898,000 with 3G base enlarged to approximately 1 million

•	Diversification of business portfolio in order to establish the foundation for future revenue stream and strengthen market leadership

•	Turnover growth of 18.6% assisted by favourable foreign exchange movement

2008 was another profitable year for Partner Communications Company Ltd. (‘Partner’). During the year Partner continued to attract high value customers with approximately 84% of its annual net new subscribers coming from the business sector. At the same time with its strong 3G focus Partner was able to expand its 3G customer base by 50.2% to 951,000. These together with management’s continued focus on operational efficiency generated record financial results.

During the year Partner embarked on new strategic direction by extending into non-cellular connectivity businesses such as fixed-line services through voice over broadband technology for the business segment, home Wi-Fi networks and multimedia content. These are to ensure Partner stays in the forefront of cross-platform telecommunications businesses.

Turnover growth benefited from the favourable currency exchange and registered a 18.6% growth to HK$13,813 million. EBITDA increased 30.0% to HK$4,895 million compared to HK$3,765 million in 2007 and the margin improved significantly to 35.4% from 32.3% in 2007, mainly due to the increase in 3G revenue growth and profitability. Excluding the mobile telecommunications product business such as handsets and accessories the underlying EBITDA margin from mobile telecommunications services was even higher at 39.4%. Operating profit increased 35.6% to HK$2,980 million compared to HK$2,197 million in 2007.

Indonesia

•	Customer base more than doubled to 4,501,000

•	Accelerated network expansion with over 6,300 base stations on-air

The Group’s Indonesian operation PT. Hutchison CP Telecommunications (‘HCPT’) continued to report good progress in its second year of operation despite a very challenging environment. Total customer base grew over 120% yearly on the back of accelerated network expansion across the country, strong branding and an effective distribution system. HCPT ended the year 2008 with more than 6,300 base stations on-air covering over 67% of the total population and all major cities in the country. It expects to increase the size of its networks to over 9,000 base stations by the end of 2009. HCPT is looking to maintain strong customer acquisition in 2009 in line with its expanded coverage.

HCPT’s turnover for the year increased 169.2% to HK$315 million on the back of customer growth. However, as HCPT is still in the early stage of establishing its footprint and further network expansion and increased marketing activities are required to establish a critical mass of customers, its loss before interest, taxation, depreciation and amortisation (‘LBITDA’) for 2008 increased to HK$1,003 million from HK$475 million in 2007.

Nevertheless 2008 was a successful year for HCPT, as it seeks to become a leading GSM operator in Indonesia. Particularly in the last quarter where there was encouraging improvement in profitability. Through a series of revenue improvement initiatives implemented in the beginning of the second half, HCPT’s prepaid average revenue per user (‘ARPU’) went up 22.2% to IDR11,000 from the last quarter. Together with stablised minutes of use (‘MOU’) the average revenue per minute (‘ARPM’) was lifted to IDR200 compared to IDR177 in the third quarter. Although prepaid churn appeared to have increased to 24.3% this was mainly due to an one-off exercise at the year end that identified and reduced inactive customers. HCPT expects to see churn revert to levels experienced in earlier quarters.

Sri Lanka

•	Customer base stood at 887,000

•	Turnover was HK$160 million

2008 posed severe challenges to Hutchison Telecommunications Lanka (Private) Limited (“HTLL”). Political instability, intensified market competition and new government policy regarding prepaid customer registration contributed to the negative growth in 2008. HTLL had during the year tightened its policy on the recognition of prepaid customers to align with government’s new policy which resulted in a write-down of the customer base 229,000 in the third quarter. EBITDA decreased to HK$37 million in 2008 mainly due to the increase in regulatory charges and higher network costs.

Thailand

•	Customer base was up to 1.1 million

•	Turnover increased 22.5% to HK$1,192 million

•	Restored EBITDA to HK$81 million

The Group is in continued discussions with its partner in Thailand on the future for its regional CDMA operation in Thailand. Meanwhile the business focussed on operating in a self-sustaining financial mode, achieving customer growth to 1.1 million by the end of 2008. Turnover increased to HK$1,192 million from HK$973 million in 2007 and EBITDA to HK$81 million from a LBITDA of HK$14 million in 2007. Operating profit was HK$80 million in 2008 compared to operating loss of HK$4,462 million in the year before when an impairment charge of HK$3,854 million on non-current assets was taken.

Outlook

In 2008, the Group reported encouraging results with substantial growth in its established businesses and good progress in network rollout in its emerging market operations. It achieved strong growth in EBITDA and operating profits in Hong Kong and Israel with a total 3G customer base over 2.3 million today, a network with over 67% population coverage in Indonesia and more than 4.5 million customers, and significant progress made in preparation for the launch of its new GSM service in Vietnam in the first quarter 2009.

Looking ahead in 2009, Hutchison Telecom expects that the businesses will continue to perform well, subject to the uncertainties of the global economy. The Group’s Hong Kong and Israeli operations will continue to strengthen their leadership in the 3G segment. The successful bid by the Group’s Hong Kong mobile operation in conjunction with Hong Kong Telecommunications (HKT) Limited for Broadband Wireless Access radio spectrum in Hong Kong will allow new and enhanced content and services to be made available to its customers in the future. Hutchison Telecom also expects to see further synergies generated through fixed-mobile convergence initiatives between its Hong Kong fixed-line and mobile business in the coming years.

The Group will continue to invest in the Indonesia and Vietnam markets in 2009 and target to increase the size of networks in Indonesia to around 9,000 base stations by the end of the year and 5,000 base stations in Vietnam within the first 12 months of the launch. As the

Group’s Indonesian network footprint expands, it expects to see continued and strong growth in existing service areas in Java and Sumatra and expanded market share in new areas in Kalimantan and Sulawesi.

In view of the above development, Hutchison Telecom anticipates the Group’s capital expenditure in 2009, excluding Hong Kong and Macau operations to be approximately HK$7 billion the majority of which is earmarked for Indonesia and Vietnam.

*As part of its periodic review of company filing, the U.S. SEC has raised some comments on the accounting treatment of HCPT’s sale and leaseback transactions for base station towers in 2008. The Company cannot predict the outcome of this review and it is possible that an adjustment to the Company’s accounts may be required to account for the transactions as a finance lease. Further details are in the Company’s 2008 results announcement published today.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Unaudited Key Performance Indicators for Fourth Quarter 2008

Customer Base	Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,702	1,792	910	2,657	1,766	891	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756
Indonesia	4,501	11	4,490	3,604	9	3,595	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036
Israel	2,898	2,153	745	2,882	2,145	737	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792
Sri Lanka	887	—	887	958	—	958	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141
Thailand	1,070	413	657	1,094	420	674	1,117	418	699	1,071	405	666	978	372	606

Total	12,058			11,195			11,062			10,029			9,445

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	The data for Ghana and Vietnam are excluded.

ARPU[1]		Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	148	213	19	150	213	24	148	210	24	149	208	24	161	218	28
Indonesia	IDR (‘000)	11	134	11	10	134	9	12	108	12	14	120	14	15	114	15
Israel	NIS	158	×	×	166	×	×	158	×	×	155	×	×	157	×	×
Sri Lanka	LKR	164	—	164	181	—	181	163	—	163	193	—	193	242	—	242
Thailand	THB	381	762	142	378	763	143	386	784	147	405	808	157	417	813	165

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The data for Ghana and Vietnam are excluded.

MOU[1]	Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	447	654	38	465	679	42	462	672	42	461	655	43	491	680	49
Indonesia	55	225	55	56	209	56	82	117	82	94	104	94	83	59	83
Israel	357	×	×	376	×	×	368	×	×	359	×	×	345	×	×
Sri Lanka	74	—	74	71	—	71	54	—	54	60	—	60	69	—	69
Thailand	619	1,065	339	618	1,095	328	607	1,086	319	632	1,134	324	643	1,110	347

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

Churn[1]	Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.8%	1.7%	10.0%	4.3%	1.6%	9.0%	4.0%	1.8%	8.0%	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%
Indonesia	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%
Israel	1.5%	×	×	1.3%	×	×	1.3%	×	×	1.7%	×	×	1.3%	×	×
Sri Lanka	4.4%	—	4.4%	5.0%	—	5.0%	3.8%	—	3.8%	2.9%	—	2.9%	2.4%	—	2.4%
Thailand	5.4%	3.1%	6.8%	6.5%	3.0%	8.6%	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

Exhibit 1.6

The Board of Hutchison Telecom Approves Conditional Interim Dividend and

Proposed Spin-Off By Way of Distribution In Specie of the Entire Share Capital of the

Hong Kong and Macau Operations’ Holding Company

Conditional on the Holding Company’s Successful Separate Listing on

Hong Kong Stock Exchange

Hong Kong, 4 March 2009 - Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Company’; SEHK:2332; NYSE:HTX) today announced the Board’s approval of a conditional interim dividend and proposed spin-off by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (‘HTHKH’), the holding company of the Company’s Hong Kong and Macau operations (‘Distribution’). The Distribution is conditional on the separate listing of HTHKH on the Main Board of The Stock Exchange of Hong Kong Limited (‘Stock Exchange’) by way of introduction, involving no initial public offering of shares or raising of new capital (‘Listing’). The Listing is subject to approval by the Listing Committee of the Stock Exchange. On Listing, HTHKH intends to establish a sponsored but unlisted American Depositary Share Level 1 programme to be traded over-the-counter for the Company’s ADS holders who will receive the HTHKH ADSs.

Since its listing in 2004, Hutchison Telecom’s goal has been to create and deliver value to its shareholders while growing its emerging markets operations. To this end, it has returned in total cash dividends of HK$13.65 per share to shareholders, more than doubled to the share price at its initial public offering in October 2004. It is in furthering this effort that the Company has taken the initiative announced today. The Company believes that the Distribution and the Listing will unlock the value of HTHKH, a cash-generating asset of the Company and be beneficial to the Company and its shareholders as a whole.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “We believe that the Distribution and the Listing will benefit Hutchison Telecom, HTHKH and all our shareholders. Our Hong Kong and Macau operations have been generating solid cash flow and profitability to the Group, yet their contribution and value are unrecognised. From this initiative the individual values of HTHKH and Hutchison Telecom with its remaining operations will be better recognised and reflected by their respective public market valuations. Further, the Distribution enables our shareholders to participate in the ownership of, and enjoy the returns from, two listed telecom stocks of distinctively different strategy and growth path.”

“Hutchison Telecom will remain a telecom company focusing on growth in its emerging markets operations. Our Indonesian operation registered more than doubled growth in customer base in 2008 and is well-positioned to sustain this momentum as its network expands. Our Vietnam operation is primed for nationwide GSM launch this month and looks forward to establishing quickly a strong foothold in a high growth market.” said Mr Lui.

Further announcements in relation to the Distribution and the Listing including the record date, the total number of HTHKH shares to be distributed, distribution ratio, expected date of Listing, definition of qualifying Hutchison Telecom shareholders for the Distribution will be made in due course. Detailed instructions for Hutchison Telecom’s ADS holders and overseas shareholders regarding the Distribution will also be announced.

- End -

1

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2